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                     May 17, 2023

       Ding-Shin Chang
       President and Chief Executive Officer
       Phoenix Rising Companies
       641 10th Street
       Cedartown, Georgia 30125

                                                        Re: Phoenix Rising
Companies
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 000-55319

       Dear Ding-Shin Chang:

              We issued comments on the above captioned filing on April 5, 2023. On April 26, 2023, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Scott Anderegg at 202-551-3342 or Cara Wirth at 202-551-7127 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services
       cc:                                              Thomas E. Puzzo